Filed by Sears, Roebuck and Co.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:
Sears, Roebuck and Co.
(Commission File No. 1-416)

November 17, 2004

Dear Sears Associate,

This morning we announced that Sears has signed an agreement to merge with Kmart to form a new company called Sears Holdings Corporation. This agreement, when approved, will create the third largest U.S. retailer with approximately $55 billion in annual revenues, with more stores than any competitor with the exception of Wal-Mart. It will combine the talent, the resources, the assets and the reach of our two companies to create a strong and effective force in American retailing.

A press release was issued today that describes the details of the planned merger.

Because of your hard work, Sears on its own has made solid progress. Today we are more focused and competitive thanks to you. Through the resolve and talent of Sears people, we could continue to operate on our own in the industry.

But, we believe this merger represents the best long-term value to Sears shareholders and to the vast majority of the associates of both companies. While we could continue to be successful on our own, the advantages of this combination in growing our store base more rapidly and at lower cost, and realizing the advantages and efficiencies that come from increased scale, allow us to thrive and grow at a pace that exceeds what could be accomplished by Sears on its own.

This combination allows us to dramatically accelerate our off-mall growth strategy. I am very excited by the plans we have for the Kmart and Wal-Mart stores we acquired earlier this year and now look forward to adding more properties to the Sears store portfolio at a pace faster than organic growth would provide.

Customers value the Sears name and I am pleased that this merger recognizes the strength of that name and the opportunity to continue to grow Sears as a force in American retailing. At the same time, Kmart and its brands represent a connection with the customer that will be important as we move forward together.

A word about our proposed new chairman, Eddie Lampert. Eddie has been a very strong supporter of Sears during his time as a major investor in our company. He has been aware of the challenges we have taken on to focus the company and improve our performance. Let me assure you that Eddie Lampert’s vision for our combined companies is to emerge as a strong and vital retailer with the ability to compete and thrive in the marketplace. Eddie has asked me to convey his strong enthusiasm for the prospects for our new company based in large part on his high regard for your efforts.

I also look forward to working with Aylwin Lewis, former CEO of Kmart and proposed president of the combined company. Together we will identify substantial opportunities to collectively enhance our operations and further strengthen our overall business, and create Sears Holdings as a great place to work for associates.

I have enormous respect for the people of Kmart. They have worked incredibly hard to improve the operation of their company. As we conducted our due diligence leading up to the final acquisition of 50 Kmart stores, our team was impressed with the quality of the Kmart people we encountered and their commitment to both the company and to the customer. In fact, we hired the majority of the managers of those stores to manage Sears stores. I believe Kmart associates will be outstanding partners in our new venture.

I also am pleased that Glenn Richter will serve as executive vice president and chief financial officer of the combined company. Glenn is respected by the financial community and has earned the respect of the leadership of Kmart. Glenn also has been named to lead the transition team, made up of executives from both companies, to plan the integration of our operations. Glenn will be a key leader in the new company.

With an undertaking of this size, there are many details that must still be worked out. I appreciate your patience as we move through this period. We are committed to keeping you informed as this process unfolds.

It is absolutely critical at this point, and through our transition period, that each of us stays focused on delivering the best possible performance for our company. We are in the year’s most important season and your focus on our customers and our stores is extremely important. While it may be easy to become distracted, we all must do everything we can to continue to drive this business forward.

Sears and its people have a proud history and have performed admirably. That legacy carries on as we move into this exciting new company. Our strong heritage and reputation is recognized in the name of the new corporation and through the continued use of the Sears name alongside the Kmart name throughout America. I am excited about our collective prospects and look forward to days of growth ahead as we combine our efforts to win and serve customers.

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In connection with the proposed transaction, Sears will be filing proxy statements and other materials with the Securities and Exchange Commission in about three weeks. Please read these materials when they are available because they contain important information. Sears and its officers and directors may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction matters. Information regarding such individuals is included in Sears’ proxy statements and Annual Reports on Form 10-K previously filed with the SEC, and in the proxy statement relating to the proposed transaction when it becomes available. Investors may obtain a free copy of the proxy statements and other relevant documents at the SEC’s website at http://www.sec.gov.

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This letter contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially from expected results. Risks and uncertainties include failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; competitive conditions in retail; changes in consumer confidence, tastes, preferences and spending; the availability of consumer debt; the successful execution of, and customer response to, our strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in our store locations; the possibility that we will identify new business and strategic options; the outcome of pending legal proceedings; anticipated cash flow; changes in our debt ratings and cost of funds; general economic conditions and normal business uncertainty. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available.